Burnet,
Duckworth
& Palmer LLP
Law Firm

[redacted]

07021433

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

Via Courier

February 23, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED FEB 2 2007 WASH. D.C.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a Press Release dated January 22, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

G:\058383\0019\Letter to Sec and Exch Comm 02.doc

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

Via Courier

February 23, 2007

COPY

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a Press Release dated January 22, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

G:\058383\0019\Letter to Sec and Exch Comm 02.doc

File No. 82-34785

rockenergy

Rock reports adding 3.6 million boe of P + P reserves through the drill bit with a finding & development cost of $11.31/boe during 2006 and increased net asset value by 42% to $5.34 per share.

February 22, 2007, Calgary, Alberta: Rock Energy Inc. (TSX:RE) is pleased to announce the results of its reserves evaluation for December 31, 2006 which was completed by GLJ Petroleum Consultants Ltd.

Rock's 2006 capital program successfully replaced 475% of production on a proved plus probable basis by adding 3.6 million boe of reserves (287% of production on a proved basis by adding 2.2 million boe of reserves). Preliminary finding and development costs (excluding the effect of dispositions) on a proved plus probable basis are estimated at $9.11 per boe excluding future capital costs ($11.31 per boe including future capital costs). On a proved basis preliminary finding and development costs are estimated at $15.14 per boe excluding future capital costs ($16.48 per boe including future capital costs).

On a year over year basis, proved plus probable reserves increased 23% over year-end 2005 levels to 7.3 million boe and proved reserves increased 13% to 4.5 million boe. These results take into account the disposition of 1.4 million boe proved plus probable reserves (1.0 million boe proved reserves) of primarily gas properties in the third quarter of 2006 as part of Rock's rationalization program. When the effect of the disposition is excluded from the opening numbers, Rock's exploration and development program for200 6 increased our proven plus probable reserves base by 62%.

Proved reserves represent approximately 61% of proved plus probable reserves. Of the probable reserves, 58% (1.7 million boe) are related to improved recovery factors while 42% (1.2 million boe) represent additional locations. Heavy oil comprises 60% of all reserves, gas 30% with light oil and liquids the balance at 10% of reserves. The table below illustrates the reserves breakdown at December 31, 2006 and 2005.

Reserve Summary

	December 31, 2006		December 31, 2005		Change	
Working interest reserves	**Proved**	**Proved plus Probable**	Proved	Proved plus Probable	Proved	Proved plus Probable
Heavy oil ('000 bbl)	**2,705**	**4,299**	1,128	2,096	140%	105%
Light oil ('000 bbl)	**413**	**588**	331	427	25%	38%
NGL's ('000 bbl)	**119**	**183**	111	146	7%	25%
Gas ('000 boe)	**1,251**	**2,264**	2,404	3,277	(48%)	(31%)
Total ('000 boe)	**4,488**	**7,334**	3,974	5,946	13%	23%
Before tax present value @ 10% ('000)	**$72,457**	**$105,688**	$66,344	$87,315	9%	21%

Reserve Reconciliation

Working interest reserves	Total Proved ('000 boe)	Proved plus Probable ('000 boe)
December 31, 2005	**3,974**	**5,946**
Production	(765)	(765)
Reserves sold	(1,042)	(1,406)
Reserve additions	2,181	3,624
Revisions	140	(65)
December 31, 2006	**4,488**	**7,334**

Management now estimates that Rock's net asset value at December 31, 2006 is approximately $5.34 per basic share, up 42% over the prior year's value. This calculation is based on the before tax value of proven plus probable reserves, discounted at 10% using GLJ's January 1, 2007 price forecast, deducting 2006 year-end debt (estimated to be $12.6 million) and adding the value of undeveloped land and seismic ($11.8 million).

Rock has signed an offer letter with the National Bank of Canada for a new demand operating loan with a borrowing base value of $23 million, up from the company's line with its existing lender of $18 million. The new loan is based on 2005 GLJ engineering values and management's internal reserve estimates as at September 30, 2006. The borrowing base will be reviewed with the new GLJ December 31, 2006 reserve report prior to April 30, 2007.

2006 has been a year of transformation for Rock. The company has emerged from a widely distributed largely non-operated asset base into a company with two focused, operated core areas; the Plains, and West Central Alberta. The rationalization program which sold predominately mature gas properties allowed us to focus operations and strengthen our balance sheet. Our exploration and development program has been very successful, demonstrating the capability of our team which more than replaced all the reserves we sold and produced during the year and generated solid finding and development costs. As we move into 2007, we are positioned with a strong balance sheet, a strong base of production and cash flow, and an inventory of over 80 drilling locations. We have a portfolio of projects for the year that we believe will provide our shareholders with the right mix of exploration, exploitation, and development drilling. Our board of directors has approved a base budget of $20 million for 2007 which can be financed with our cash flow and available debt facilities, and this base budget is expected to generate 25% growth in our exit production to 2,600-2,800 boepd.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

END